Mail Stop 3561

May 9, 2006

Mr. Kevin M. Greer
Chief Financial Officer
Spectre Gaming, Inc.
14200 23rd Avenue N.
Minneapolis, MN 55447

Re: Spectre, Gaming, Inc.
Form 10-KSB for the year ended December 31, 2005
File No. 000-25764

Dear Mr. Greer:

We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Contractual Obligations, page 22

1.   Please revise your table of contractual obligations to include your purchase obligations with Bally Gaming Inc. Refer to Item 303 (a) (5) of Regulation S-K.

Balance Sheets, page 26

2.   Please tell us if you tested your long-lived assets for recoverability under paragraph 8 of SFAS 144. If you performed a test for recoverability, provide us your analysis of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group in accordance with paragraph 20 of SFAS 144 and your analysis of fair value in accordance with paragraphs 22 and 23 of SFAS 144. If you did not perform a test for recoverability, explain to us why it was not necessary.

Note 2: Summary of Accounting Policies

Technology and Distribution Rights, page 33

3.   Please explain to us why you have not allocated any amount to in-process research and development in connection with your 2005 agreement with Bally Gaming, Inc. In this regard, we note on page 7 that you are enhancing the technology and the development process has not been completed. Refer to paragraph 11(c) of SFAS 2 for guidance.

Note 5: Shareholder's Equity

Preferred Stock, page 38

4.   Please provide us the analysis in which you concluded that a deemed dividend on the embedded conversion feature of the preferred stock is not required under EITF 00-27. As part of your response, explain why it was not necessary to allocate the proceeds received in the transaction on a relative fair value basis between the warrants and the Series B Variable Rate Convertible Preferred Stock, as discussed in Issue 1 of the abstract.

5.   Please provide us an analysis of the embedded conversion feature of your convertible preferred stock and the warrants to purchase common stock under SFAS 133 and EITF 00-19 to support your current presentation. In this regard, we note that it appears that you are required to settle the instruments in registered shares, which appear to indicate that these instruments are derivative liabilities.

* * * * *

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief